UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54509

Accredited Solutions, Inc.
(Exact name of registrant as specified in its charter)

20311 Chartwell Center Drive

Suite 1469, Cornelius, NC 28031

800-947-9197

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 51.

Pursuant to the requirements of the Securities Exchange Act of 1934, Accredited Solutions, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ACCREDITED SOLUTIONS, INC.

Date: July 18, 2025	By:	/s/ Eduardo A. Brito
Eduardo A. Brito
Chief Executive Officer

2